SMART TIRE RECYCLING INC.

FINANCIAL STATEMENTS AND

INDEPENDENT ACCOUNTANT'S

COMPILATION REPORT

DECEMBER 31, 2019 AND 2018

SMART TIRE RECYCLING INC.

TABLE OF CONTENTS

Rosenberg Accountancy LLC
Certified Public Accounting

Bakery Square II
6425 Living Place - Suite 2095
Pittsburgh, PA 15206-5122

Phone: 412-450-6044
Fax: 412-564-3100
www.rosenbergaccountancy.com

jon@rosenbergaccountancy.com

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

Smart Tire Recycling Inc.

Pittsburgh, PA

Management is responsible for the accompanying financial statements of Smart Tire Recycling Inc., which comprise the balance sheets as of December 31 2019 and 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Jonathan Rosenberg, CPA

Pittsburgh, PA

August 19, 2020

SMART TIRE RECYCLING INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash in Bank	$	5,740	$	13,536
Total current assets		5,740		13,536
FIXED ASSETS				
Equipment		22,599		599
Less: accumulated depreciation		(3,522)		(292)
Total fixed assets		19,077		307
OTHER ASSETS				
Patent		9,777		9,777
Total Assets	$	34,594	$	23,620
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Notes payable (Note 4)		70,000		20,000
Accrued Interest (Note 4)		5,061		1,928
Due to Stockholder	$	1,570	$	1,570
Total current liabilities		76,631		23,498
STOCKHOLDERS' EQUITY				
Common stock		-		-
Preferred stock (Note 3)		1,853		1,432
Paid in capital		254,897		204,368
Retained earnings/(deficit)		(298,787)		(205,678)
Total equity		(42,037)		122
Total liabilities and shareholders' equity	$	34,594	$	23,620

See accompanying notes and accountant's report

SMART TIRE RECYCLING INC.
STATEMENT OF OPERATING INCOME AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019	2018
Sales		-	-
Expenses			
	Advertising	$ 500	$ -
	Auto and parking	231	40
	Bank charges	81	69
	Computer and Internet	107	-
	Consulting	-	1,555
	Contracted work	27,737	42,169
	Depreciation expense	3,230	86
	Design work	100	-
	Donations	360	-
	Interest expense	3,133	2,758
	Machine parts	13,110	44,223
	Marketing	-	117
	Meals and entertainment	184	62
	Moving expenses	-	96
	Office supplies	1,163	3,687
	Penalties	-	307
	Legal and professional fees	15,465	10,049
	Rent	23,200	14,500
	Telephone	496	468
	Travel	1,204	203
	Utilities	2,095	1,914
	Web hosting	713	313
	Total expenses	93,109	122,616
Net loss		(93,109)	(122,616)

See accompanying notes and accountant's report

SMART TIRE RECYCLING INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM AUGUST 12, 2016 TO DECEMBER 31, 2019

	Common Stock (units)	Preferred Stock (net units)	Common Stock (value)	Preferred Stock (value)	Shares Redeemed or Converted	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at inception			-					
Net loss								
2016	1,060,000	-	-	-	-	60,100	(20,729)	39,371
2017		21,008		250		24,750	(62,333)	2,038
2018	12,500	118,235		1,182	(20,000)	139,518	(122,616)	122
2019		46,956		421	(50,000)	100,529	(93,109)	(42,037)

See accompanying notes and accountant's report

SMART TIRE RECYCLING INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
NET CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (93,109)	$ (122,616)
Plus: activities not affecting cash		
Depreciation	3,230	86
Net cash used by operating activities	(89,879)	(122,530)
CASH FLOW FROM INVESTING ACTIVITIES		
Patent	-	(9,337)
Capital expenditures	(22,000)	-
Net cash used by investing activities	(22,000)	(9,337)
CASH FLOW FROM FINANCING ACTIVITIES		
Increase in notes payable	50,000	20,000
Increase in accrued interest	3,133	1,928
Decrease in loan from shareholder	-	(880)
Increase in stockholders' capital (net)	50,950	120,700
Net cash provided by financing activities	104,083	141,748
INCREASE (DECREASE) IN CASH	(7,796)	9,881
Cash at beginning of year	13,536	3,655
Cash at end of year	$ 5,740	$ 13,536
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 3,133	$ 2,758

See accompanying notes and accountant's report

SMART TIRE RECYCLING INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31 2019 AND 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Smart Tire Recycling Inc. is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Business Activity – Smart Tire Recycling Inc. is engaged in developing a process to fully recycle used tire rubber and sell the recovered materials, predominantly carbon black as well as steel, syngas and oil. The Company has acquired 2 patents to improve its processes and has developed another patent which is pending. In addition to the sales of materials, the Company can also license its technology to major tire shredders. The Company was incorporated as an S corporation on October 23, 2015 in Pennsylvania and changed its filing status to a C corporation on August 12, 2016. It is headquartered in Pittsburgh, Pennsylvania.

Cash and Cash Equivalents – The company considers short-term highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts.

Inventory – The Company does not, as yet, hold inventory. Any raw materials are used to perfect recycling and recovery processes.

Property and Equipment – Property and Equipment is recorded at cost and is depreciated using straight line methods over estimated useful lives for both tax and book purposes. Equipment is depreciated over 5-7 years. Repairs and maintenance are capitalized or charged to operating expenses as incurred, in accord with Rev Proc 2015-20.

Intangible Assets – The Company has acquired 2 patents and another patent is pending. Legal fees and other costs associated with obtaining these patents are capitalized. The Company is not currently amortizing these assets.

Income Taxes – Income taxes will be determined in accordance with ASC Topic 740, "income Taxes." Under this method, deferred tax assets and liabilities are measured using enacted income tax rates

expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company is carrying forward its accumulated losses.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, its officers, or its stockholders.

NOTE 3 – CAPITAL STRUCTURE

As of December 31, 2019, the Company is authorized to issue 2,500,000 shares of Common Stock, no par value of which 1,060,000 shares are issued and outstanding, 200,000 shares reserved for the option plan, of which 12,500 have been issued, and 500,000 shares of Preferred Stock, par value $0.01 of which 185,289 shares of Series Seed Preferred are issued and outstanding. The past price of the Preferred Stock was $1.19 per share.

NOTE 4 – NOTES PAYABLE

Preferred Stock is convertible into an interest bearing note. 2 conversions have taken place:

Investment	Conversion Date	Interest Rate	Accrued Interest
$50,000	8/31/2019	8%	$1,333
$20,000	12/5/2017	9%	$3,728

NOTE 5 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is raising $250,000 in a series seed round financing. The purpose of this is to complete critical testing data needed for solicitation of customer orders and to purchase plant and equipment for a demonstration plant. 133,690 shares will be offered and each share will be valued at $1.87.

The Crowdfunded Offering is being made through Wefunder (the intermediary). The intermediary is entitled to receive a 6.5% commission fee of the amount raised through this offering.

Management's Evaluation

Management has evaluated subsequent events through August 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.